Exhibit 99.21
Qualified Persons’ Certificates
Herbert A Smith
I, Herbert A. Smith, BSc, MSc, PEng (BC), PEng (On), PEng (AB), MCIM, as an author of this report entitled “Pueblo Viejo Gold Project, Dominican Republic, Technical Report,” dated 29 March, 2011 prepared for Pueblo Viejo Dominicana Corporation, Barrick Gold Corporation and Goldcorp Inc, do hereby certify that:
1.	I am a Principal Mining Engineer of AMC Mining Consultants (Canada) Ltd. located at Suite 1330, 200 Granville Street, Vancouver, BC, V6C 1S4, Canada.

2.	This certificate applies to the technical report “Pueblo Viejo Gold Project, Dominican Republic, Technical Report”, dated 29 March, 2011 (the “Technical Report”).

3.
I graduated with a degree of B.Sc. in Mining Engineering in 1972 and a degree of M.Sc. in Rock Mechanics and Excavation Engineering in 1983, both from the University of Newcastle Upon Tyne, England. I am a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta, Professional Engineers Ontario, Professional Engineers and Geoscientists of British Columbia and the Canadian Institute of Mining, Metallurgy and Petroleum. I have worked as a Mining Engineer for a total of 34 years since my B.Sc. graduation from university.

4.
I am familiar with National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) and by reason of education, experience and professional registration I fulfill the requirements of a “qualified person” as defined in NI 43-101.

5.	I visited the Pueblo Viejo Project on March 18, 2008 for two days.

6.
I am responsible for the preparation of the mineral reserves component of Section 14, for the Mining component of Section 17 and, jointly with Mr. Patrick R. Stephenson, Sections 19 and 20 and the Executive Summary of the Technical Report.

7.	I am independent of Goldcorp Inc and Barrick Gold Corporation.

8.
I was involved in the preparation of a Technical Report on the Pueblo Viejo project entitled “Pueblo Viejo Gold Project, Dominican Republic Technical Report, Goldcorp Inc”, dated 1 May 2008 prepared on behalf of Goldcorp Inc.

9.	I have read NI 43-101 and the Technical Report has been prepared in compliance with NI 43-101.

10.
As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 29th day of March 2011.

(“Herbert A. Smith”) Herbert A. Smith, P.Eng.